UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                               No ☒

Blue Square - Israel Ltd. (NYSE:BSI) has been informed that on May 20, 2009, the Israel Securities Authority approved the publication of a shelf prospectus that was filed by its subsidiary, Blue Square Real Estate Ltd. ("BSRE"). The shelf registration statement is valid for a period of two years, and it may be used by BSRE to raise capital in the future through the issuance of shares, debentures, and/or options at the election of BSRE.   The shelf registration statement does not include an immediate public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

Date: May 21, 2009	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary